RELIANCE Energy
Anil Dhirubhai Ambani Group

RECEIVED
2006 SEP -5 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

7th August, 2006



06016568

SUPPL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Dear Sir,

Sub : Allotment of 9,17,34,781 Equity Shares of Rs.10 each

We wish to inform you that the Committee of Directors of Reliance Energy Limited at its meeting held on Monday, 7th August, 2006, has allotted 9,17,34,781 equity shares of Rs. 10 each to the shareholders of the erstwhile Reliance Energy Ventures Limited (REVL), in terms of the Scheme of Amalgamation and Arrangement between REVL and Reliance Energy Limited (REL), and their respective shareholders and creditors ("Scheme"), as sanctioned by the High Court of Judicature at Bombay, vide order dated June 23, 2006.

The aforesaid shares were allotted to over 16.09 lakh shareholders in the ratio of 7.5 equity shares of the Company for every 100 equity shares of REVL,who held shares as on August 5, 2006 (being the book closure from August 1, 2006 to August 5, 2006).

We enclose hereto a copy of letter addressed to the Indian Stock Exchanges, viz. Bombay Stock Exchange Limited and National Stock Exchange of India Limited, in this connection, for your kind information.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Encl:



Registered Office Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

August 7, 2006

Shri S.Subramaniam
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No : 2272 3121
BSE Scrip Code: 500390

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No : 2659 8237 / 38
NSE Scrip Code: REL

Dear Sirs,

Sub : Allotment of 9,17,34,781 Equity Shares of Rs.10 each

We wish to inform you that the Committee of Directors of Reliance Energy Limited at its meeting held on Monday, 7th August, 2006, has allotted 9,17,34,781 equity shares of Rs. 10 each to the shareholders of the erstwhile Reliance Energy Ventures Limited (REVL), in terms of the Scheme of Amalgamation and Arrangement between REVL and Reliance Energy Limited (REL), and their respective shareholders and creditors ("Scheme"), as sanctioned by the High Court of Judicature at Bombay, vide order dated June 23, 2006. The aforesaid shares were allotted to over 16.09 lakh shareholders in the ratio of 7.5 equity shares of the Company for every 100 equity shares of REVL,who held shares as on August 5, 2006 (being the book closure from August 1, 2006 to August 5, 2006).

The Share Certificates to allottees holding shares in certificated form are being dispatched. However, the electronic credit of shares to allottees holding shares in electronic form will be effected immediately upon receipt of approval from the Stock Exchanges/ Depositories.

The above equity shares shall rank pari passu in all respects with the existing equity shares of the Company and shall be entitled for full dividend, if any, to be declared for the financial year 2006-07.

Kindly note that in terms of the Scheme, 9,09,24,724 equity shares of Rs. 10 each held by REVL in the company stand extinguished and the equity share capital of the Company after implementation of the Scheme is 21,31,30,309 equity shares of Rs. 10 each.

It may also please be noted that no fractional shares have been allotted. All fractional shares have been consolidated and allotted to the Trustees, who shall sell the same and pay the net proceeds to the Company for distribution to the Members in proportion to their respective fractional entitlements.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Cc National Securities Depository Ltd.
Central Depository Services (India) Limited

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

August 7, 2006

Shri S.Subramaniam
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No : 2272 3121
BSE Scrip Code: 500390

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No : 2659 8237 / 38
NSE Scrip Code: REL

Dear Sirs,

Sub: Allotment of 9,17,34,781 Equity Shares of Rs.10 each

We wish to inform you that the Committee of Directors of Reliance Energy Limited at its meeting held on Monday, 7th August, 2006, has allotted 9,17,34,781 equity shares of Rs. 10 each to the shareholders of the erstwhile Reliance Energy Ventures Limited (REVL), in terms of the Scheme of Amalgamation and Arrangement between REVL and Reliance Energy Limited (REL), and their respective shareholders and creditors ("Scheme"), as sanctioned by the High Court of Judicature at Bombay, vide order dated June 23, 2006. The aforesaid shares were allotted to over 16.09 lakh shareholders in the ratio of 7.5 equity shares of the Company for every 100 equity shares of REVL, who held shares as on August 5, 2006 (being the book closure from August 1, 2006 to August 5, 2006).

The Share Certificates to allottees holding shares in certificated form are being dispatched. However, the electronic credit of shares to allottees holding shares in electronic form will be effected immediately upon receipt of approval from the Stock Exchanges/ Depositories.

The above equity shares shall rank pari passu in all respects with the existing equity shares of the Company and shall be entitled for full dividend, if any, to be declared for the financial year 2006-07.

Kindly note that in terms of the Scheme, 9,09,24,724 equity shares of Rs. 10 each held by REVL in the company stand extinguished and the equity share capital of the Company after implementation of the Scheme is 21,31,30,309 equity shares of Rs. 10 each.

It may also please be noted that no fractional shares have been allotted. All fractional shares have been consolidated and allotted to the Trustees, who shall sell the same and pay the net proceeds to the Company for distribution to the Members in proportion to their respective fractional entitlements.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Cc National Securities Depository Ltd.
Central Depository Services (India) Limited